Exhibit 4.73

Share Adjustment Framework Agreement

This framework agreement (hereinafter referred to as the "Framework Agreement") is concluded by the following parties on September 18, 2015:

(A) Coolpad Group Limited ("Coolpad");

(B) Coolpad E-commerce Inc. ("CE Company");

(C) Tech Time Development Limited ("Tech Time").

Whereas

(1) Coolpad is a company listed on Hong Kong Stock Exchange;

(2) Tech Time is a wholly-owned subsidiary of Qihoo 360 Technology Co. Ltd.;

(3) Coolpad and Tech Time owns 1010 shares and 990 shares of CE Company respectively, accounting for 50.5% and 49.5% of the total capital of CE Company respectively.

(Coolpad, Tech Time, and CE Company above are collectively called as "all parties" or "one party" respectively; Coolpad and its subsidiaries are collectively called as "Coolpad Group").

All parties reach this agreement with the terms and conditions as follows:

Coolpad Share Redemption and Divestment

All parties agree that Coolpad will transfer a part of Internet terminal and relevant business ("Transferred Business") injected into CE Company back to Coolpad. The specific arrangement is as follows:

(1) The transferred business includes: a. all mobile phone OS presetting and right of management under Coolpad Group except for Dazen and Qiku brand mobile phones OS; b. all Internet businesses right of management under Coolpad Group except the Internet business of Dazen and Qiku brand mobile phones; c. the codes and servers of coolpad.com and shop.coolpad.cn, and the right of management and operation; d. the right of operation of Cool Cloud and relevant business; e. Zuimei Weather and the right of relevant business (both parties shall further discuss capital cooperation on this basis). The user data involved in above businesses shall be divided by both parties according to the principle of operating and the users of own brand. Coolpad Group agrees that CE Company may use the servers involved in businesses retained by CE Company free of charge within six (6) months after signing this framework agreement. The business contract relating to the transferred business shall be transferred back to Coolpad Group.

(2) CE Company share held by Coolpad and Tech Time will be split, by splitting one into ten; after completing the share split, Coolpad and Tech Time will hold 10100 shares and 9900 shares of CE Company respectively.

(3) CE Company shall sign the transfer agreement on relevant businesses to transfer businesses back to Coolpad Group as the consideration of 6800 shares of CE Company held by Coolpad and redeemed by CE Company ("Share Redemption"). After completing share redemption CE Company shall change its register of shareholders, to reflect the number of shares and ratio held by Coolpad and Tech Time respectively as listed in Item (4) in this clause.

(4) After completing the redemption of above shares, the shares held by Coolpad and Tech Time in CE Company are as follows:

Shareholder	Number of Holding Shares	Ratio of Holding Shares
Coolpad	3300	25%
Tech Time	9900	75%
TOTAL	13200	100%

(5) After the transferred business is transferred from CE Company back to Coolpad, both Coolpad and Tech Time shall actively support the normal operation and business development of CE Company and other companies within the group.

Share redemption shall meet the following conditions as the precondition:

(1) All parties have obtained the necessary formal approval of respectively board of directors, board of shareholders and relevant regulatory authorities;

(2) Other conditions normally required in similar programs (without violating the requirements of Hong Kong regulatory authority).

Qiku Equity Framework Agreement	1

Coolpad Share Adjustment

All parties agree that:

Coolpad Group will provide the sales discount equivalent to the total cash value of US$22,500,000 (i.e., 2250*117% = US$ 26,325,000 of sales discount, hereinafter referred to as the "sales discount") to CE Company, which shall be deducted from the procurement made by CE Company from Coolpad Group within thirty-six (36) months. The amount for each time of deduction shall not exceed the total amount of the outsourcing order by 50%.

Within thirty-six (36) months after signing this framework agreement, if above sales discount has been fully deducted, Tech Time shall transfer 297 shares free of charge to Coolpad within one (1) month after the completion of deduction; after the shares are transferred, the shares held by Coolpad and Tech Time in CE Company are as follows:

Shareholder	Number of Holding Shares	Ratio of Holding Shares
Coolpad	3597	27.25%
Tech Time	9603	72.75%
TOTAL	13200	100.00%

After thirty-six (36) months after this framework agreement is signed, if above sales discount has not been fully deducted, Tech Time shall transfer appropriate quantity of shares free of charge to Coolpad according to the equal proportion agreed above and the actual sales discount occurred; if the shares cannot be transferred in whole or in part due to legal provisions, supervision of listed companies, and other objective reasons, Tech Time shall pay the discounted amount in whole or in part to Coolpad Group at equal proportion.

Management Right of CE Company

After the share redemption is completed, the board of directors of CE Company shall be composed of 4 directors. Tech Time has the right to appoint 3 directors and Coolpad has the right to appoint 1 director. Both Tech Time and Coolpad have the right to appoint and dismiss their directors appointed at their own discretion without the consent of the other, but the other shall be informed.

After the share redemption is completed, the chairman of the board of directors of CE Company shall be held by Zhou Hongyi. The CEO, CFO, COO, and other senior managers of CE Company shall be appointed by the chairman of CE Company. All parties agree that, after the share redemption is completed, the board chairman of Coolpad will not participate in the research and development, marketing, and pricing of the products of CE Company and its associated companies.

After the share redemption is completed, upon the request of one director, the board of directors of CE Company shall convene board meeting. All matters submitted to the board of CE Company for approval except for those submitted to the shareholder meeting of CE Company for approval, must be adopted by more than half of all the board directors and shall not be executed until they do not violate the mandatory provisions of laws or the provisions of the articles of association. After the share redemption is completed, except for mandatory provisions of laws, all matters submitted to CE Company's shareholder meeting for approval shall not be executed until agreed by more than half of all shareholders with voting right. The following matters, however, no matter whether to be submitted to the board of directors or shareholder meeting for approval, must be jointly agreed by Tech Time and Coolpad: (1) matters involving major assets restructuring(exceeding the market value of CE Company at that time by more than 25%), sale, loading assets, and investment abroad; (2) material matters of assets restructuring, sale, loading assets, and investment abroad (exceeding the market value of CE Company at that time by more than 10%) relating to Tech Time and its associated companies; (3) the non-capital related transaction between CE Company and Tech Time and its associated companies meeting one of the following conditions: (i) the collection price of CE Company is lower than that paid by Tech Time and its associated companies to other non-associated companies in current period; or (ii) the payment price of CE Company is higher than that collected by Tech Time and its associated companies from other non-associated companies in current period.

Coolpad will not dispatch finance staff to CE Company, but has the right to allow the shareholder to borrow the materials of the company as required by the Corporation Law of the Cayman Islands or the Company Law in the jurisdictions where other CE affiliated companies (if any); CE Company may conduct necessary decryption process based on the consideration of competition; CE Company shall be informed seven (7) natural days in advance, CE Company shall invite Coolpad to appoint one of the four main accounting firms (KPMG, Deloitte, PWC, and Ernst & Young) to conduct audit on CE Company. CE Company shall sign contract with accounting firm. CE Company shall timely, adequately, and fully provide materials according to the requirements of the audit personnel. CE Company shall allow the audit personnel to access relevant places according to their requirements. All parties agree that above audit in principle shall not exceed two (2) times each year. Coolpad has the right to review the decrypted audit report issued by the accountant according to the accounting standard. CE Company shall submit financial statement and related transaction statement to Coolpad on a monthly basis.

The legal representative of CE Company and its subsidiaries (including VIE) shall be appointed by Tech Time.

Unless otherwise stipulated in this agreement and other documents signed by all parties, before the share redemption is completed, all parties agree to observe and urge CE Company to observe the provisions of the shareholder agreement effective before the share redemption is completed.

Qiku Equity Framework Agreement	2

Preemption

When the shareholder of any party of CE Company sells its old shares, the shareholder of the other has the preemptive right to the old shares sold under the same conditions. When new shares are issued by CE Company, in order to maintain the equity ratio of CE Company held by any party uncharged comparing with the new shares issued by CE Company, any party shall have the preemptive right to the partial shares newly issued under the same conditions.

In case of share restructuring by CE Company, such as share distribution, share split, consolidation, etc., the number of shares held by both parties shall be adjusted appropriately according to the proportion same as the original relative proportion.

Without obtaining the written consent of other shareholder, neither shareholder of CE Company shall transfer the shares of CE Company it held in whole or in part to the main competitor of the other shareholder. The scope of the main competitors of one shareholder shall be notified to other shareholders in written in one time separately.

Shareholder Agreement

All parties agree that, after completing the share redemption, Article 3.7 (Prohibited Transfer), Article 3.9 (Redesignation of Shares before Transfer), Article 5 (Exit Call Operations), Article 6 (Put and Call Options), Article 8.9 (Coolpad Non-Competition Obligations), Article 8.10 (Tech Time Non-Competition Obligations), and Article 8.12 (Sharing of Information) of the original shareholder agreement of CE Company (collectively called as "Particular Clauses") will be invalid, not applicable, and deleted from the new shareholder agreement.

Provided that the actual controller of Tech Time has the right of control over CE Company, Tech Time promises and guarantees that its actual controller shall not invest in or establish any entity for the research and development, design, manufacturing, and sales of mobile phone with the ratio of shareholding exceeding 50% (after investment) and competing with CE Company.

Coolpad promises: (i) to complete the settlement of the transaction under this agreement within twelve (12) months after signing this agreement; and (ii) to complete the settlement of the transaction under this agreement within two (2) months after this transaction and its relevant arrangement are officially approved by Coolpad shareholder's meeting.

For the avoidance of doubt:

(1) Unless expressly stipulated in this agreement, the clauses of the original shareholder agreement of CE Company remain unchanged, and the above "particular clauses" shall become invalid if and only if the share redemption is completed.

(2) After the share redemption is completed, Tech Time and Coolpad will not investigate the responsibility of the default party for the nonperformance of Article 8.9 of the original shareholder agreement of CE Company occurred before the share redemption is completed, nor exercise their rights under Article 5 (Exit Call Option) and Article 6 (Put and Call Options) of the original shareholder agreement of CE Company.

(3) If the share redemption is not completed according to this agreement, Tech Time and Coolpad have the right to investigate the responsibility of the default party for the nonperformance of the original shareholder agreement of CE Company that has occurred, is occurring, and will occur, and exercise their rights under Article 5 (Exit Call Option) and Article 6 (Put and Call Options) of the original shareholder agreement of CE Company for any event that has occurred, is occurring, and will occur.

Qiku Equity Framework Agreement	3

Miscellaneous	All parties agree that this framework agreement has binding force upon all parties once signed by the same. Unless written document is signed by all parties, otherwise, no modification, change or supplement shall be made to this agreement. Meanwhile, all parties are jointly committed that within twelve (12) months after signing this agreement, neither party shall re-modify the core clauses, price, etc. on the transaction under this agreement (except that the supplement does not affect the details of exercise of the interests of respectively party). Except for those unable to execute due to the reasons of laws or regulatory authority, if any party violates this agreement, the default party shall pay economic compensation to all other parties.

Supplementary Agreement	Issues concerning above transaction not covered shall be stipulated in details by all parties through signing supplementary agreement. All parties commit to exert their best efforts to urge all parties to sign supplementary agreement and complete the settlement under the supplementary agreement as early as possible.

Costs and Expenses	The expenses of this transaction shall be borne by the parties concerned respectively.

Confidentiality	All parties acknowledge and agree that the existence of this framework agreement, the contents hereof, and any oral or written materials mutually exchanged for this project are confidential information. All parties shall keep such confidential information secret. Without the previous written consent of the other, neither party shall disclose any confidential information to any third party except that: (a) such confidential information has entered public domain (other than disclosed to the public by the party receiving the confidential information without authorization); (b) materials disclosed as required by applicable laws and regulations or administrative or judicial departments; or (c) materials disclosed by any party to its legal or financial consultant for performing the program set forth in this framework agreement and in this case, the legal or financial consultant shall also observe the confidentiality similar to this clause. This clause shall survive the termination of this framework agreement for any reason.

Exemption and Waiver	Unless the party giving up the application of any clause signs written document stating the waiver of the clause; otherwise, the waiver is not valid. The failure of any party to exercise or a delay in exercising a right, power or remedy under this framework agreement or any other agreement previously signed by the parties does not constitute a waiver of the right, power or remedy. The single or partial exercise of any right, power or remedy hereunder by any party shall not preclude any other or further exercise thereof or of any other right, power or remedy hereunder. No party's waiver of any breach of this framework agreement or any other agreement previously signed by the parties to the other party shall be deemed to be a waiver of any subsequent breach of such clause or any other clauses.

Copies Signed	The original framework agreement is made in triplicate. Every copy is considered as original. All copies shall constitute the same document.

Applicable Law	This agreement and its supplements shall be governed by Hong Kong law and interpreted according to Hong Kong law.

(The remainder below this line is intentionally left blank.)

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This framework agreement is signed by the following parties:

Tech Time Development Limited

Signature:

Name: Zhou Hongyi

Title:

Coolpad Group Limited

Signature:

Name: Jiang Chao

Title:

Coolpad E-commerce Inc.

Signature:

Name:

Title:

Qiku Equity Framework Agreement	5